RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

August 25, 2003   Trading Symbol: TSX: RNG

SECOND QUARTER 2003 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to report the financial results of the Company for the second quarter ended June 30, 2003.

Second Quarter Highlights

- Gold production of 42,196 ounces at a cash cost of $127 per ounce
- Revenues of $14.8 million
- Cash flows from operating activities of $3.6 million
- Working capital of $28.3 million, including cash and cash equivalents of $23.3 million
- Receipt in June of a positive environmental impact declaration for Aguablanca
- Corcoesto and El Valle underground feasibility studies progressing well
- Debt-to-equity ratio down to 15% from 26% at year-end 2002

Subsequent Events

- Granting of exploitation licence at Aguablanca and the appointment of Fluor Corporation for the construction
- Closing of loan facility for the construction of Aguablanca
- Equity issue for gross proceeds of CDN$45 million ($32.2 million)

Financial Highlights

Rio Narcea Gold Mines, Ltd. reported revenues from gold sales of $14,798,200 for the second quarter 2003 from production of 42,196 ounces compared to $18,012,400 from production of 61,674 ounces in the same period last year. The second quarter gold production was in line with the mine plan whereas, in the same period last year, gold production exceeded the mine plan as a result of the higher head grades encountered in the main Charnela zone of the El Valle pit. Operating cash flow remained strong at $3,578,400 during the quarter compared to $3,565,200 a year ago. The Company reported a net loss of $318,700 ($0.00 per share) compared to net income of $6,039,600 ($0.09 per share) in the same period of 2002.

The loss in the second quarter was mainly due to the Company's increased exploration expenditures, of which $2.8 million was expensed compared to $0.9 million in the same period of 2002. The Company capitalizes only exploration and development costs in projects having a

bankable feasibility study. In addition, as a result of the significant strengthening of the Euro against the U.S. dollar (average exchange rate of $1.14/Eur in the second quarter of 2003 versus $0.92/Eur in the comparable period of 2002), operating expenses increased by 24%, or approximately $3.0 million, for the second quarter of 2003 compared to the same period last year.

For the six months ending June 30, 2003, the Company generated operating cash flow of $7,655,900 and revenues of $30,372,700 compared to operating cash flow of $3,938,700 and revenues of $24,778,100 for the first half of 2002. The significant increase is due to higher gold production and higher average realized gold prices for the six months period. During this period, the Company produced 91,261 ounces of gold at a cash cost of $124 per ounce. Net income was $659,100 ($0.01 per share) for the period compared to $4,201,700 ($0.06 per share) in 2002.

The Company realized an average gold price of $331 per ounce in the second quarter of 2003 versus $306 per ounce in the same period of 2002. The average spot price in the second quarter was $347 per ounce versus $313 per ounce for the same period in 2002.

Working capital increased to $28,331,200, up from $9,068,900 at the end of 2002. As of June 30, 2003, the Company had $23,324,200 in cash, mainly resulting from an equity financing completed in last February which increased the cash position by net proceeds of $16,665,500.

Financial Highlights

(US$000 except where stated)	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2003
Revenues	**14,798**	18,012	**30,373**	24,778
Net income / (loss)	**(319)**	6,040	**659**	4,202
Net income / (loss) per share – basic	**0.00**	0.09	**0.01**	0.06
Cash flow provided by operating activities	**3,578**	3,565	**7,656**	3,939
Weighted average shares outstanding – basic (in millions)	**94.7**	65.5	**91.9**	65.3

(US$000)	**June 30, 2003**	December 31, 2002
Working capital	**28,331**	9,069
Long-term debt	**11,187**	13,593
Shareholders' equity	**76,186**	52,992

Operations Review

El Valle and Carlés gold mines

Rio Narcea continued its solid operational performance in the second quarter of 2003 by producing 42,196 ounces of gold at a cash cost of $127 per ounce. The El Valle plant processed 198,854 tonnes of ore at an average gold grade of 7.1 g/t with recoveries of 92.7%, performing in accordance with the mine plan and budget parameters.

The intensive cyanidation circuit commissioned at the end of last year continued to achieve its objective of passing more gold to high margin dore instead of gravity concentrates with their associated higher smelting, refining and transportation costs. The installation of this circuit has proven to be an unqualified success for the Company.

The El Valle plant received 31,482 tonnes of ore for treatment from the Carlés Mine during the quarter. The Carlés ore continued to be fed into the plant at an approximate 15%-20% blend with the El Valle ore. Significant process improvements during 2003 have resulted in the production of higher quality concentrates from this ore blend, specifically as a result of the reduction in arsenic and bismuth levels.

As at the end of the second quarter, the Company had completed infrastructure preparations and definition drilling at Carlés East for development ore to be extracted in July with stope production to commence in August. Underground development to access the Carlés North orebody continued on schedule and definition drilling is scheduled to start in the third quarter.

Operating Results	Three Months Ended June 30,		Six Months Ended June 30,	
	2003	2002	**2003**	2002
Operating Data				
Gold production (oz)	**42,196**	61,674	**91,261**	86,791
Plant throughput (tonnes)	**198,854**	202,778	**379,638**	367,644
Head grade (g/t)	**7.1**	9.9	**8.0**	7.8
Recovery (%)	**92.7**	95.7	**93.7**	94.0
Gold Production Costs (US$/oz)				
Cash operating cost (1)	**127**	114	**124**	150
Depreciation and amortization	**66**	69	**56**	61
Non-cash reclamation and stripping costs (2)	**75**	36	**79**	14
Total production costs	**268**	219	**259**	225

(1) Cash operating costs include deferred stripping and other mining expenses, plant expenses, smelting, refining and transportation, sale of by-products, net of non-cash reclamation and stripping costs.
(2) In 2003, amortization of previous stripping, which is calculated on a unit-of-production basis, was higher than actual stripping expenses incurred. However, in 2002, amortization of stripping was lower than expenses incurred.

As a result of exceeding planned mine production for the first six months of 2003, the Company has upwardly revised its gold production forecast for the year 2003 to approximately 170,000 ounces at a cash cost of approximately $135 per ounce. This revision is the result of the ore treated being of a higher grade than was estimated in the reserve model.

Aguablanca nickel project

On June 17, 2003, the Company announced that it had received a positive environmental impact declaration from the Spanish Ministry of Environment for the development of the Aguablanca nickel sulfide project in southern Spain. In early August, the Council of Ministers of Spain granted the exploitation license for the project. The Company is well advanced in discussions with the local authorities for obtaining the necessary municipal license prior to starting construction of the plant.

Rio Narcea has awarded the engineering contract for the construction of the project to Fluor Corporation, with whom it has been advancing the engineering plans for the plant under an interim contract. Aguablanca is expected to produce annually approximately 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of PGM. The Aguablanca mine is scheduled for commissioning by the end of the second quarter of 2004.

In addition, on August 21, 2003, the Company closed a $47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd for the construction of the project (see Subsequent Events). Capital expenditures for Aguablanca were revised upward to $70 million from the previously estimated $62.5 million (including VAT and necessary working capital) due primarily to the strengthening of the Euro versus the U.S. dollar. Average total cash operating costs for the life of the mine are now expected to be around $1.80/lb of nickel equivalent (net of by-products credits and smelter costs). The additional funds required to finance the construction of the project will come from a $6.5 million VAT reimbursement loan, available cash resources of the Company and the equity issue raised on August 22, 2003.

Development and Exploration Projects

Gold Projects

Rio Narcea completed infill drilling programs at El Valle and Corcoesto while continuing exploration on the Lugo gold project with 13,588 meters of drilling in 137 holes on the Company's gold properties during the second quarter. Infill drilling is also in progress underground at the Carlés gold mine. The results of the infill programs are being incorporated into feasibility studies by Australian Mining Consultants of Perth, Australia for the underground at El Valle and by Metallurgical Design and Management of Johannesburg, South Africa for the Corcoesto deposit. Pincock, Allen and Holt of Denver, Colorado have been contracted to provide an independent review of the work at Corcoesto. Both studies are now expected for completion by the end of the third quarter 2003.

Two underground drills exploring for additional mineralization south and east of the El Valle pit intersected significant gold mineralization including 4.8 meters averaging 30.1 g/t in VAL 1033 in the North Black Skarn zone and 7.6 meters averaging 31.4 g/t in VAL 1034 in the eastern extension of Area 107. The gold intercept in VAL 1034 is a 100-meter offset to the nearest hole in the zone.

One surface rig is drilling from the bottom east edge of the main pit to investigate a large mineralized structure that was identified by a deep drilling program at El Valle at the end of 2002. The assays from VAL 208 show a new zone of gold mineralization with 56.5 meters averaging 9.9 g/t at a depth of 18.6 meters. The zone is thought to represent a depth extension to the El Valle fault zone. At a down hole depth of 279 meters, VAL 208 also intercepted a second zone of 5.8 meters averaging 13.0 g/t gold near the limestone contact of a porphyry dike in the East Breccia zone.

Exploration on the Lugo project includes simultaneous programs of soil and rock chip sampling, trenching, and drilling. As at the end of the quarter, 1,741 meters have been drilled in 14 holes on the Lugo project. Although significant soil anomalies and trench intercepts were identified in the Chousa area, nearly all mineralized drill intercepts to date are near the surface and seem to show the influence of recent supergene enrichment and remobilization caused by weathering and karst formation. Work is continuing to identify the location of the feeder structures or

controls for the emplacement of mineralizing intrusives. An additional 1,000 meters of drilling are planned to test selected targets at Chousa and mineralized occurrences in the northern Lugo property.

Nickel Projects

Exploration on Rio Narcea's nickel sulfide properties in southern Spain continues at Aguablanca while advancing drill targets in the Ossa Morena zone of Spain and Portugal. Four rigs drilled 3,533 meters in 21 holes on the Company's nickel properties during the second quarter.

Shallow drilling at the Aguablanca deposit tested low intensity EM and IP anomalies west of the main orebody as part of sterilization drilling program below the planned waste dumps and plant sites. The holes intercepted doleritic dikes in possible feeder structures containing small zones of mineralized breccia with minor disseminated sulfides.

The Company is also drilling three exploration targets on the Ossa Morena project to conduct down-hole EM surveys while evaluating significant soil nickel anomalies in mafic and ultramafic rocks with related magnetic and IP anomalies. The drilling has intercepted large zones of low grade disseminated nickel sulfide mineralization in each of the targets with narrow higher grade intercepts in semi-massive sulfides. An EM survey at Tejadillas identified a small, strong conductor 100 meters north of the current drilled area. The target will be the object of future holes on the project. Similar surveys are in progress at Argallon, 60 kilometers northeast of Aguablanca, and at the Elvas target on the Campo Maior property of southern Portugal.

Subsequent Events

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters co-led by BMO Nesbitt Burns Inc., Haywood Securities Inc. and Sprott Securities Inc. under which the underwriters have agreed to buy 16.1 million units from Rio Narcea and sell to the public at a price of CDN$2.80 per unit, representing a total amount of CDN$45.1 million ($32.2 million). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which is expected on or about September 11, 2003.

Outlook

Gold production for 2003 is now forecast to be approximately 170,000 ounces compared to the original budget of 155,000 ounces. The increase in the anticipated gold production reflects the impact of higher grades being mined from the Charnela zone of the El Valle pit and improved efficiencies in the plant, and should result in continued strong cash flows from operations.

There are no major capital expenditures budgeted at the El Valle operation during the remainder of 2003 other than the continuation of underground development below the mined out Boinas East pit and expansion of the tailings facilities. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource conversion at the El Valle operation. Results of the El Valle underground and the Corcoesto feasibility studies will be available in the third quarter of 2003.

With the key mining permits in place and closing of the loan facility, construction of the Aguablanca nickel mine is expected to commence in September pending the receipt of the municipal licence. The project is now scheduled for commissioning by the end of the second quarter of 2004.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

Cautionary Note
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus.

Forward Looking Statements
Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS (unaudited)

(stated in U.S. dollars)	June 30, 2003 $	December 31, 2002 $
ASSETS		
Current		
Cash and cash equivalents	**23,324,200**	7,736,500
Restricted cash	**313,800**	287,900
Inventories	**6,037,200**	2,315,800
Stockpiled ore	**6,245,100**	6,290,300
Accounts receivable		
Government grants	**343,400**	581,700
VAT and other taxes	**3,533,800**	2,571,100
Trade receivables	**2,431,100**	2,562,300
Other current assets	**1,904,900**	2,413,800
Total current assets	**44,133,500**	24,759,400
Mineral properties, net	**32,075,600**	27,712,700
Deferred stripping costs, net	**23,074,300**	27,804,700
Other assets	**8,601,200**	5,963,700
	107,884,600	86,240,500
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term bank indebtedness	**222,100**	151,400
Accounts payable and accrued liabilities	**11,557,400**	11,489,900
Current portion of long-term debt	**4,022,800**	4,049,200
Total current liabilities	**15,802,300**	15,690,500
Other long-term liabilities	**4,709,400**	3,965,100
Long-term debt	**11,187,200**	13,592,800
Total liabilities	**31,698,900**	33,248,400
Shareholders' equity		
Common shares	**105,212,900**	84,098,400
Stock options	**1,147,200**	706,800
Special warrants	**—**	3,913,800
Common share purchase options	**972,900**	972,900
Deficit	**(28,691,100)**	(29,350,200)
Cumulative foreign exchange translation adjustment	**(2,456,200)**	(7,349,600)
Total shareholders' equity	**76,185,700**	52,992,100
	107,884,600	86,240,500

On behalf of the Board:

John W. W. Hick   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
(stated in U.S. dollars)	**$**	**$**	**$**	**$**
		(restated)		*(restated)*
OPERATING REVENUES				
Gold sales	**14,798,200**	18,012,400	**30,372,700**	24,778,100
	14,798,200	18,012,400	**30,372,700**	24,778,100
OPERATING EXPENSES				
Deferred stripping and other mining expenses	**(5,434,800)**	(6,541,700)	**(13,185,200)**	(9,684,600)
Plant expenses	**(2,978,800)**	(2,222,600)	**(5,055,400)**	(4,325,400)
Smelting, refining and transportation	**(267,500)**	(995,900)	**(735,100)**	(2,180,200)
Sale of by-products	**149,700**	464,400	**438,500**	1,968,300
Depreciation and amortization expenses	**(2,772,200)**	(4,181,800)	**(5,120,700)**	(5,347,900)
Exploration costs	**(2,838,700)**	(911,300)	**(4,615,600)**	(1,906,900)
Administrative and corporate expenses	**(1,437,200)**	(684,500)	**(2,467,900)**	(1,324,600)
Other income (expenses)	**(191,300)**	(227,500)	**(247,900)**	(307,900)
	(15,770,800)	(15,300,900)	**(30,989,300)**	(23,109,200)
Operating earnings (loss)	**(972,600)**	2,711,500	**(616,600)**	1,668,900
FINANCIAL REVENUES AND EXPENSES				
Interest income	**122,600**	8,100	**174,500**	23,200
Foreign currency exchange gain (loss)	**947,300**	3,925,300	**1,939,100**	3,563,700
Interest expense and amortization of financing fees	**(416,000)**	(605,300)	**(837,900)**	(1,054,100)
	653,900	3,328,100	**1,275,700**	2,532,800
Income (loss) before income tax	**(318,700)**	6,039,600	**659,100**	4,201,700
Provision for income tax	**—**	—	**—**	—
Net income (loss)	**(318,700)**	6,039,600	**659,100**	4,201,700
Deficit, beginning of period	**(28,372,400)**	(40,885,600)	**(29,350,200)**	(39,047,700)
Deficit, end of period	**(28,691,100)**	(34,846,000)	**(28,691,100)**	(34,846,000)
Net income (loss) per share – basic	**(0.00)**	0.09	**0.01**	0.06
Net income (loss) per share – diluted	**(0.00)**	0.08	**0.01**	0.06
Weighted average common shares outstanding – basic	**94,707,861**	65,459,422	**91,928,467**	65,262,635
Weighted average common shares outstanding – diluted	**94,707,861**	77,290,079	**95,550,303**	71,912,369

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
(stated in U.S. dollars)	**$**	**$**	**$**	**$**
		(restated)		*(restated)*
OPERATING ACTIVITIES				
Net income (loss)	**(318,700)**	6,039,600	**659,100**	4,201,700
Add (deduct) items not requiring cash				
Depreciation and amortization	**2,772,200**	4,181,800	**5,120,700**	5,347,900
Deferred financing fees	**99,300**	158,200	**189,200**	158,200
Reclamation liability accrual and				
Other long-term liabilities	**143,700**	85,300	**280,400**	123,500
Foreign exchange	**(685,800)**	(3,099,900)	**(1,229,600)**	(2,904,600)
Accretion of interest on long-term debt	**44,000**	99,900	**88,100**	199,900
Non-cash put/call program income	**322,100**	(290,800)	**626,300**	(595,100)
Options and shares granted	**—**	261,000	**174,900**	289,400
Amortization of deferred stripping costs	**4,779,000**	5,509,600	**10,381,500**	7,762,600
Deferred stripping expenditures	**(1,757,700)**	(3,337,700)	**(3,397,800)**	(6,700,800)
Purchase premium of the purchased call options	**(56,500)**	(1,036,300)	**(1,981,700)**	(1,036,300)
Changes in components of working capital				
Inventories	**(632,500)**	(635,900)	**(3,397,600)**	(1,243,000)
Stockpiled ore	**(400,700)**	(205,300)	**215,700**	(60,300)
VAT and other taxes	**(483,800)**	(734,600)	**(708,000)**	143,400
Trade receivables	**(383,800)**	(621,100)	**131,200**	(272,600)
Other current assets	**(166,200)**	(928,100)	**472,500**	(684,000)
Accounts payable and accrued liabilities	**303,800**	(1,880,500)	**31,000**	(791,200)
Cash provided by operating activities	**3,578,400**	3,565,200	**7,655,900**	3,938,700
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(4,806,400)**	(962,200)	**(7,375,100)**	(1,733,700)
Grant subsidies received from the				
Spanish Government	**28,900**	(202,000)	**280,800**	402,700
Long-term deposits and restricted investments	**16,600**	(130,100)	**(205,400)**	(130,100)
Cash used in investing activities	**(4,760,900)**	(1,294,300)	**(7,299,700)**	(1,461,100)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**602,300**	120,900	**800,800**	168,200
Proceeds from issue of special warrants	**—**	295,600	**17,730,900**	2,822,700
Financing fees on issue of special warrants	**—**	(85,700)	**(1,065,400)**	(405,200)
Proceeds from bank loans and other				
long-term liabilities	**41,600**	—	**103,000**	—
Financing fees on bank loans	**(331,400)**	—	**(331,400)**	—
Repayment of bank loans	**(103,700)**	(2,875,700)	**(2,700,600)**	(3,939,100)
Cash provided by financing activities	**208,800**	(2,544,900)	**14,537,300**	(1,353,400)
Foreign exchange gain on cash held				
in foreign currency	**489,000**	24,900	**694,200**	74,600
Net increase in cash during the year	**(484,700)**	(249,100)	**15,587,700**	1,198,800
Cash and cash equivalents,				
beginning of period	**23,808,900**	3,253,000	**7,736,500**	1,805,100
Cash and cash equivalents, end of period	**23,324,200**	3,003,900	**23,324,200**	3,003,900
Supplemental cash flow information				
Interest paid in cash	**388,700**	550,700	**608,300**	1,170,900
Income taxes paid in cash	**—**	—	**—**	—